To Whom This May Concern


The request herein is to respectfully rescind the Form 1-A with File Number 024-12350 from SEC system.

The reasoning for rescinding Form 1-A is that we are not going to be proceeding with Form 1-A and we did not sell any securities.


Please let me know if the letter herein will suffice or if any additional information is required.


Thank you

Nitin R. Singh

914-439-6266